Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio amounts)

	Year Ended					Six Months Ended
	December 31,					June 30,
	2012	2011	2010	2009	2008	2013
Earnings:
Income (loss) before income tax expense	$(55,921)	$23,296	$(39,735)	$(4,488)	$(3,985)	$99,831
Add: Fixed charges	26,434	17,991	16,211	2,216	—	13,609
Add: Amortization of interest capitalized	529	529	103	—	—	264
Less: Capitalized interest	—	—	(10,782)	(1,390)	—	—
Total earnings	$(28,958)	$41,816	$(34,203)	$(3,662)	$(3,985)	$113,704

Fixed Charges:
Interest expense	$22,772	$14,737	$2,302	$309	$—	$12,157
Interest capitalized	—	—	10,782	1,390	—	—
Amortization of deferred financing costs and discount	3,459	3,118	3,119	517	—	1,433
Portion of rental expense representing the interest factor	203	136	8	—	—	19
Total fixed charges	$26,434	$17,991	$16,211	$2,216	$—	$13,609

Ratio of Earnings to Fixed Charges	*	2.32	*	*	*	8.36

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest. From the total of the added items, subtract interest capitalized.

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized discounts and capitalized expenses related to indebtedness, and (c) the portion of rental expense representing the interest factor.

* Earnings during these periods were insufficient to cover fixed charges by approximately $55.4 million in 2012, $50.4 million in 2010, $5.9 million in 2009 and $4.0 million in 2008.